KEMA Partners, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2015

KEMA Partners LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 73,267
Accounts Receivable	282,632
Prepaid Expense	9,331
Total assets	$ 365,230

Liabilities & Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 281,637
Total liabilities	281,637
Members' equity	
Members' equity	83,592
Total members' equity	83,592
Total liabilities and members' equity	$ 365,230

The accompanying notes are an integral part of these financial statements.